Exhibit 99.1

NOTICE OF MEETING AND RECORD DATE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Date: 02/12/2010	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: PETAQUILLA MINERALS LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	27/12/2010
Record Date for Voting (if applicable) :	27/12/2010
Beneficial Ownership Determination Date :	27/12/2010
Meeting Date :	31/01/2011
Petaquilla Minerals Ltd.
Meeting Location (if available) :	#410 - 475 West Georgia Street
Vancouver, BC V6B 4M9

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	716013107	CA7160131073

Sincerely,

Computershare Trust Company of Canada / Computershare
Investor Services Inc.

Agent for PETAQUILLA MINERALS LTD.